NOL

09046628

2009 JUL 28 A 1:15

15 July 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement confirming the dates for release of NOL's 2009 Financials. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Revised Dates for release of 2009 Financials) - 15Jul09.DOC

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	15-Jul-2009 17:16:39
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

Announcement Title * NEPTUNE ORIENT LINES CONFIRMS DATES FOR RELEASE OF 2009 FINANCIALS

Description

Neptune Orient Lines Limited wishes to confirm the following key dates for the release of its 2009 Financial Results:

* Thursday 6 August 2009 - Release of Second Quarter 2009 Financial Results
* Thursday 29 October 2009 - Release of Third Quarter 2009 Financial Results
* Friday 12 February 2010 - Release of Full Year 2009 Financial Results

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Ms Wong Kim Wah
Company Secretary

15 July 2009

Attachments

Total size = **0**
(2048K size limit recommended)

Close Window

NOL

RECEIVED
2009 JUL 28 A 1:15

16 July 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Renounceable Underwritten Rights Issue – Issue and Listing of 1,105,135,048 Rights Shares. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Issue & Listing of Rights Shares) - 16Jul09.DOC

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	16-Jul-2009 17:16:48
Announcement No.	00051

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE - ISSUE AND LISTING OF 1,105,135,048 RIGHTS SHARES
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Issue_and_Listing_of_Rights_Shares_16Jul09.pdf Total size = **32K** (2048K size limit recommended)

Close Window

SEC Exemption
No. 82-2605

NOT FOR DISTRIBUTION INTO THE UNITED STATES

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THE MATERIAL SET FORTH HEREIN IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF ANY OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES. PLEASE SEE "IMPORTANT NOTICE" AT THE END OF THIS ANNOUNCEMENT.

NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE
ISSUE AND LISTING OF 1,105,135,048 RIGHTS SHARES

---

*Capitalised terms used herein shall have the definitions ascribed to them in the offer information statement dated 19 June 2009 lodged by Neptune Orient Lines Limited with the Monetary Authority of Singapore ("**Offer Information Statement**"). The full details of the Rights Issue are set out in the Offer Information Statement.*

Further to its announcement of the final results of the Rights Issue on 13 July 2009, Neptune Orient Lines Limited ("**Company**") wishes to announce that all 1,105,135,048 Rights Shares were allotted and issued today.

Scripless Rights Shares

The Rights Shares allotted and issued to successful Entitled Depositors will be credited to their respective Securities Accounts on 17 July 2009.

Scrip-based Rights Shares

The relevant share certificates will be dispatched to other successful subscribers via ordinary post within 10 Market Days after the Closing Date on 8 July 2009

Issue and Listing of Rights Shares

All 1,105,135,048 Rights Shares will be listed, quoted and traded on the Main Board of the SGX-ST with effect from 9.00 a.m. on 17 July 2009.

Trading of Odd Lots

A temporary counter to facilitate the trading of Shares in board lots of 250 Shares will be maintained for one month commencing on 17 July 2009 and ending on 17 August 2009.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary
16 July 2009

IMPORTANT NOTICE

This Announcement is for information purposes only and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, Rights or Rights Shares or to take up any entitlements to Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful. No person should acquire any Rights or Rights Shares except on the basis of the information contained in the Offer Information Statement.

The information contained in this Announcement should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of applicable securities laws or regulations.

The issue, exercise or sale of rights and the acquisition or purchase of Rights Shares are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company and the Joint Lead Managers and Underwriters assume no responsibility in the event there is a violation by any person of such restrictions.

The distribution of this Announcement, the Offer Information Statement, the provisional allotment letters and/or the application forms for Rights Shares and/or excess Rights Shares into jurisdictions other than Singapore may be restricted by law. Persons into whose possession this Announcement and such other documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

This Announcement contains or incorporates by reference "forward-looking statements" regarding the belief or current expectations of the Company, the Board and other members of its senior management about the Company's businesses and the transactions described in this Announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which the Group operates, and other factors affecting the level of the Group's business activities and the costs and availability of financing for the Group's activities. Any forward-looking statement contained in this Announcement based on past or current trends and/or activities of the Group should not be taken as a representation that such trends or activities will continue in the future. No statement in this Announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. The Company and the Joint Lead Managers and Underwriters expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.